UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Unitek Global Services, Inc.

File No. 001-34867 - CF#30067

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Unitek Global Services, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on August 12, 2013.

Based on representations by Unitek Global Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.39	through April 15, 2016
Exhibit 10.45	through October 15, 2018
Exhibit 10.46	through October 15, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary